# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Qfin Holdings, Inc., CIK 0001741530
CUSIP: 88557W101
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 7/F, Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai, China (F4), 200122
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001963043

## Reporting persons
- Ruby Finance Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,078,854; sole dispositive power 0; shared dispositive power 12,078,854; aggregate amount beneficially owned 12,078,854 (4.6% of the class)
  Comment: (1) This statement on Schedule 13G constitutes Amendment No.1 to the initial Schedule 13G (the "Original Schedule 13G") filed on April 11, 2025 by the Reporting Persons. This Amendment No.1 is an "exit" filing by the Reporting Persons as each of them ceased to hold more than 5% of the outstanding Class A Ordinary Shares.
  (2) Shares reported in Rows (6), (8) and (9) represent 12,078,854 Class A Ordinary Shares in the form of 6,039,427 American depositary shares ("ADSs") held by the Ruby Finance Holdings Ltd.
  (3) The percentage reported in Row (11) is calculated based 264,857,728 Class A Ordinary Shares as of June 30, 2025, as reported by the Issuer on a Form 6-K filed with the SEC on August 14, 2025.
- FountainVest China Capital Partners GP3 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,078,854; sole dispositive power 0; shared dispositive power 12,078,854; aggregate amount beneficially owned 12,078,854 (4.6% of the class)
  Comment: (1) Shares reported in Rows (6), (8) and (9) represent 12,078,854 Class A Ordinary Shares in the form of 6,039,427 ADSs held by the Ruby Finance Holdings Ltd, which is controlled by FountainVest China Capital Partners GP3 Ltd.
  (2) The percentage reported in Row (11) is calculated based 264,857,728 class A ordinary shares as of June 30, 2025, as reported by the Issuer on a Form 6-K filed with the SEC on August 14, 2025.

## Item 1. Issuer
Name of issuer: Qfin Holdings, Inc.
Address of issuer's principal executive offices: 7/F Lujiazui Finance PlazaNo. 1217 Dongfang RoadPudong New Area, Shanghai 200122, People's Republic of China

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the following persons (the "Reporting Persons" and each a "Reporting Person") pursuant to an agreement of joint filing, which is attached as Exhibit 1 to the Original Schedule 13G:

(i) Ruby Finance Holdings Ltd.; and

(ii) FountainVest China Capital Partners GP3 Ltd.
Address of principal business office or, if none, residence:
The address of the principal office of Ruby Finance Holdings Ltd. is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town Grand Cayman KY1-9008, Cayman Islands.

The address of the principal office of FountainVest China Capital Partners GP3 Ltd. is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681 Grand Cayman KY1-1111, Cayman Islands.
Citizenship: Each of Ruby Finance Holdings Ltd. and FountainVest China Capital Partners GP3 Ltd. is a company organized and existing under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,078,854
Percent of class: 4.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 12,078,854
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 12,078,854

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ruby Finance Holdings Ltd.: /s/ Neil Gray, Neil Gray, Director (11/14/2025)
- FountainVest China Capital Partners GP3 Ltd.: /s/ Brian Lee, Brian Lee, Authorized Signatory (11/14/2025)